                                                                                                                                May 5, 2003

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Barbara Jacobs, Assistant Director

Re:        Vsource, Inc.
             Application for Withdrawal of Registration Statement on Form S-2
             Commission File No. 333-101370

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Vsource, Inc., a Delaware corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-2, File No. 333-101370, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 21, 2003.

In accordance with our discussions with the Staff of the Commission, the Registrant requests the withdrawal of the above-referenced Registration Statement. The Registrant intends to file a new registration statement covering these and other shares of common stock to be registered. The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Registration Statement. Should you have any questions regarding this matter, please do not hesitate to contact Dave M. Muchnikoff or Michael S. Sadow, of Silver, Freedman & Taff, L.L.P., legal counsel to the Registrant, at (202) 295-4500.

Sincerely,

VSOURCE, INC.

/s/ Dennis M. Smith
Chief Financial Officer

16875 West Bernardo Drive, Suite 250, San Diego, CA 92127